March 27, 2018

Via EDGAR transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attn: Pamela A. Long

Re:	Request for Acceleration of Effectiveness of McDermott International, Inc. and Comet I B.V.’s Registration Statement on Form S-4 (File No. 333-222662).

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, McDermott International, Inc. and Comet I B.V. (the “Registrants”) hereby request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-222662) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on March 29, 2018, at 2:00 p.m. Eastern time, or as soon thereafter as practicable.

Please call Ted W. Paris or Mark Gordon at (713) 229-1838 or (212) 403-1343, respectively, if you have any questions regarding this request, and please notify either of them when this request for acceleration has been granted.

Sincerely,

McDermott International, Inc.

By:	/s/ David Dickson
David Dickson
President and Chief Executive Officer

Comet I B.V.

By:	/s/ Michael S. Taff
Michael S. Taff
Managing Director

cc:	Ted W. Paris

Baker Botts L.L.P.

Mark Gordon

Wachtell, Lipton, Rosen & Katz